SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                            MARVEL ENTERPRISES, INC.
                       (Name of Subject Company (Issuer))

                            MARVEL ENTERPRISES, INC.
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

             8% CUMULATIVE CONVERTIBLE EXCHANGEABLE PREFERRED STOCK,
                            PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    57383M207
                      (CUSIP Number of Class of Securities)

                                 F. PETER CUNEO
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            Marvel Enterprises, Inc.
                               10 East 40th Street
                            New York, New York 10016
                                 (212) 576-4000
            (Name, Address and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                      Paul, Hastings, Janofsky & Walker LLP
                           1055 Washington Boulevard,
                           Stamford, Connecticut 06901
                                 (203) 961-7400
                          Attn: John N. Turitzin, Esq.

                            CALCULATION OF FILING FEE
      ___________________________________________________________________
               Transaction Valuation:        Amount of Filing Fee:
      ___________________________________________________________________
               $ 200,140,699 (1)                     $ 18,413 (2)
      ___________________________________________________________________
(1) Estimated for the purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, based upon (a) 20,807,242 shares of 8% Cumulative Convertible Exchangeable Preferred Stock outstanding as of October 4, 2002, (b) the exchange ratio of 1.39 shares of Common Stock, par value $.01 per share, of Marvel Enterprises, Inc. for each share of 8%

        Cumulative Convertible Exchangeable Preferred Stock pursuant to the Exchange Offer, and (c) the market value per share of Common Stock, as established by the average of the high and low prices reported as of October 1, 2002, on the New York Stock Exchange.

(2)     Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:  $18,413               Filing Party:  Marvel Enterprises, Inc.
        Form or Registration No.:  Schedule TO         Date Filed:  October 7, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ]  third-party tender offer subject to Rule 14d-1.

        [X] issuer tender offer subject to Rule 13e-4.

        [ ]  going-private transaction subject to Rule 13e3.

        [ ]  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

           This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Marvel Enterprises, Inc. (the "Company") on October 7, 2002, as amended by Amendment No. 1 thereto filed on November 7, 2002 (the "Schedule TO"), in connection with the offer by the Company to exchange all of the shares of its outstanding 8% Cumulative Convertible Exchangeable Preferred Stock (the "Preferred Stock"), or such lesser number of shares of Preferred Stock as are validly tendered and not withdrawn, for shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), at an exchange rate of 1.39 shares of Common Stock for each share of Preferred Stock, upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related Letter of Transmittal, copies of which were attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO. The Offer to Exchange, as supplemented, and the Letter of Transmittal together constitute the "Offer to Exchange."

ITEM 4.    TERMS OF THE TRANSACTION.

           Item 4 is hereby amended and supplemented as the follows:

           The Offer to Exchange expired at 5:00 p.m., New York City time, on Monday, November 18, 2002 (the "Expiration Date"). Approximately 17,594,937 shares of Preferred Stock, or 84.6% of those shares issued and outstanding, were tendered for exchange. Pursuant to the terms of the Offer to Exchange, 1.39 shares of Common Stock will be issued for each share of Preferred Stock that was properly tendered and not withdrawn prior to the Expiration Date. Accordingly, a total of approximately 24,456,962 shares of Common Stock will be issued to the holders of Preferred Stock who tendered their shares in the Offer to Exchange.

ITEM 12.   EXHIBITS.

           Item 12 is herby amended and supplemented as follows:

Exhibit No.            Description
-----------            -----------

(a)(1)(A) Offer to Exchange, dated October 7, 2002, relating to the Exchange Offer.*

(a)(1)(A)(i)           Supplement No. 1 to the Offer to Exchange, dated November
                       7, 2002.**

(a)(1)(B) Form of Letter of Transmittal, dated October 7, 2002, relating to the Exchange Offer.*

(a)(1)(C)              Form of Notice of Guaranteed Delivery.*

(a)(1)(D)              Form of Letter to Brokers.*

(a)(1)(E)              Form of Letter to Clients.*

(a)(1)(F) Text of Press Release issued by Marvel Enterprises, Inc., dated October 7, 2002.*

(a)(1)(F)(i)           Text of Press Release issued by Marvel Enterprises, Inc.,
                       dated November 19, 2002.+

(b)                    None.

(d)(1)                 Stockholders'  Agreement,  dated  October 1, 1998, by and
                       among   Avi

                       Arad, various Dickstein Entities and Individuals, Isaac Perlmutter, Isaac Perlmutter T.A., The Laura & Isaac Perlmutter Foundation Inc., Object Trading Corp., Zib Inc., various Secured Lenders and Toy Biz, Inc. (incorporated by reference to Exhibit 99.4 of Marvel's Amended Report on Form 8-K filed on October 16, 1998) (SEC file no. 001-13638).

(d)(2) Registration Rights Agreement, dated October 1, 1998, by and among Toy Biz, Inc. and the undersigned stockholders (incorporated by reference to Exhibit 99.5 of Marvel's Amended Report on Form 8-K filed on October 16, 1998) (SEC file no. 001-13638).

(d)(3) Registration Rights Agreement, dated December 8, 1998, by and among Marvel Enterprises, Inc., Marvel Entertainment Group, Inc. and the undersigned stockholders (incorporated by reference to Exhibit 3 of Avi Arad's Amended Schedule 13D filed on December 22, 1998) (SEC file no. 005-47191).

(d)(4) Substitution Agreement, dated August 23, 2001, between Object Trading Corp., Marvel Enterprises, Inc. and Marvel Characters, Inc. (incorporated by reference to Exhibit 10 of Marvel's Quarterly Report on Form 10-Q filed on November 14, 2001) (SEC file no. 001-13638).

(d)(5) Personal Guaranty, dated November 30, 2001, by Isaac Perlmutter in favor of HSBC Bank USA, as administrative agent for each of the Secured Parties referred to in the Credit Agreement (incorporated by reference to Exhibit
                       10.4 of Marvel's  Report on Form 8-K filed on December 4,
                       2001) (SEC file no. 001-13638).

(d)(6) Warrant Shares Registration Rights Agreement, dated November 30, 2001, between Marvel Enterprises, Inc. and Isaac Perlmutter (incorporated by reference to Exhibit
                       10.5 of Marvel's  Report on Form 8-K filed on December 4,
                       2001) (SEC file no. 001-13638).

(d)(7) Warrant Agreement, dated November 30, 2001, between Marvel Enterprises, Inc. and Isaac Perlmutter (incorporated by reference to Exhibit 4.2 of Marvel's Report on Form 8-K filed on December 4, 2001) (SEC file no. 001-13638).

(g)                    None.

(h)                    None.

____________________

+       Filed herewith.
*       Previously filed by the Company on Schedule TO, dated October 7, 2002.
** Previously filed by the Company on Schedule TO (Amendment No. 1), dated November 7, 2002.

                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2002                   MARVEL ENTERPRISES, INC.



                                           By: /s/ F. Peter Cuneo
                                              ---------------------------------
                                           Name: F. Peter Cuneo
                                           Title: President and Chief Executive
                                                  Officer

                                                            Exhibit (a)(1)(F)(i)


MARVEL                                       FOR IMMEDIATE RELEASE


                  85% OF MARVEL'S CONVERTIBLE PREFERRED SHARES
                         WERE TENDERED IN EXCHANGE OFFER

     o  Accretive to EPS Absent One-Time Charge
     o  Eliminates $14.5 Million in Annual Preferred Dividends
     o  Eliminates $176 Million in Convertible Preferred Obligations
     o  Increases Trading Liquidity of Common Stock
     o  Necessitates One-Time, Non-Cash Charge of $55.3 Million in Q4 2002

NEW YORK, NEW YORK - November 19, 2002 - Marvel Enterprises, Inc. (NYSE: MVL), announced today that 84.6%, or 17.6 million shares, of its 8% Cumulative Convertible Exchangeable Preferred Stock ($10.00 par value; OTC BB: MVLEP) were validly tendered as of yesterday's expiration of the Company's exchange offer. Under the exchange offer, Marvel will issue 1.39 shares of its common stock for each share of preferred stock tendered in the exchange. Accordingly, Marvel will issue a total of 24.5 million shares of common stock in exchange for the preferred shares that were tendered. Marvel expects that the common stock will be distributed on or about Thursday, November 21, 2002, at which point Marvel will have 60.8 million common shares outstanding as compared to 36.3 million shares at September 30, 2002.

Reflecting the issuance of 6.2 million shares in excess of the conversion terms of the preferred stock (1.039 shares of common stock per preferred share), Marvel will record a fourth quarter non-cash charge of $55.3 million as a preferred dividend. The charge was calculated as follows: (1.39 - 1.039 = 0.351) x $8.95 (Marvel's closing price on November 18, 2002) x 17.6 million preferred shares tendered for exchange.

As anticipated, Morgan Stanley, Whippoorwill Associates and Isaac Perlmutter tendered 100% of the preferred stock they own (collectively 11.3 million shares). Mr. Perlmutter is Marvel's Vice Chairman, and Shelley Greenhaus, President of Whippoorwill, is a Marvel Director.

Giving effect to the exchange offer, preferred stock as reflected on Marvel's balance sheet will be reduced to $32.1 million (3.2 million shares) from $208.1 million (20.8 million shares) at September 30, 2002. The remaining outstanding preferred shares are convertible into Marvel common stock at a rate of 1.039 common shares for each preferred share held.

Excluding the one-time, non-cash charge, the exchange offer will be immediately accretive to earnings per common share as it has substantially reduced the burden of required payment-in-kind (PIK) dividends on the preferred stock from approximately $16.3 million on an annual basis to $2.7 million.

PRO FORMA COMPARISON
The following pro forma information presents the effects of the exchange offer as if the exchange had occurred on January 1, 2002 for the statement of operations data, and as if the exchange occurred as of September 30, 2002 for the balance sheet data. The pro forma results do not include costs of the exchange offer or the preferred dividend charge of $55.3 million incurred as a result of the exchange offer.

MARVEL EXCHANGE OFFER, 11/19/02                                      Page 2 of 2

 STATEMENT OF OPERATIONS DATA:
                                                          Nine Months Ended
                                                          September 30, 2002
                                                          ------------------
 (in thousands, except per share amounts)                PRO FORMA       ACTUAL
                                                         ---------       ------

 Revenues                                                $ 212,539     $ 212,539
 Operating income                                           57,384        57,384
 Net income - (1)                                           15,391        15,391
 Preferred dividends                                         1,966        12,216
 Net income attributable to common stockholders            $13,425        $3,175
 Income per share - basic                                   $ 0.22        $ 0.09
 Income per share - diluted                                 $ 0.20        $ 0.08

(1) The nine months ended September 30, 2002 include a one-time non-cash, after-tax charge of $4.4 million, net of an income tax benefit of $2.8 million, related to the implementation of FAS 142, "Goodwill and Other Intangible Assets".

  BALANCE SHEET & OTHER DATA:                             September 30, 2002
  ---------------------------                             ------------------
  (in thousands except per share amounts)                PRO FORMA        ACTUAL
                                                         ---------        ------

  Stockholder's equity                                   $ 237,896      $ 61,937
  Book value per common share                                $3.92         $1.71

ABOUT MARVEL ENTERPRISES
With a library of over 4,700 proprietary characters, Marvel Enterprises, Inc. is one of the world's most prominent character-based entertainment companies. Marvel's operations are focused in three areas: entertainment (Marvel Studios) and licensing, comic book publishing and toys (Toy Biz). Marvel facilitates the creation of entertainment projects, including feature films, DVD/home video, video games and television based on its characters and also licenses its characters for use in a wide range of consumer products and services including apparel, collectibles, snack foods and promotions. Marvel's characters and plot lines are created by its comic book division which continues to expand its leadership position in the U.S. and worldwide while also serving as an invaluable source of intellectual property. For additional information visit the newly revised Marvel Web site at http://www.marvel.com.

Except for historical information contained herein, the statements in this news release regarding the Company's plans are forward-looking statements that are dependent upon certain risks and uncertainties, including the Company's potential inability to successfully implement its business strategy, a decrease in the level of media exposure or popularity of the Company's characters resulting in declining revenues from products based on those characters, the timing of releases and the decisions to proceed with feature films and TV series based on the Company's characters, the lack of commercial success of entertainment projects based on the Company's characters, the lack of commercial success of properties owned by major entertainment companies that have granted the Company toy licenses, the lack of consumer acceptance of new product introductions, the imposition of quotas or tariffs on toys manufactured in China as a result of a deterioration in trade relations between the U.S. and China, changing consumer preferences, production delays or shortfalls, continued pressure by certain of the Company's major retail customers to significantly reduce their toy inventory levels, the impact of competition and changes to the competitive environment on the Company's products and services, the ability of the Company's licensees to successfully market and sell the licensed products, changes in technology and changes in governmental regulation and the continued financial stability of major licensees of the Company. Those and other risks and uncertainties are described in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Marvel assumes no obligation to publicly update or revise any forward-looking statements.
                                      # # #

FOR FURTHER INFORMATION CONTACT:
--------------------------------
Richard Land, David Collins
Jaffoni & Collins
212/835-8500, mvl@jcir.com